SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ACTUATE CORPORATION
(Name of Subject Company (Issuer))

ACTUATE CORPORATION
(Name of Filing Person (Offeror))

Options Under Actuate Corporation 1998 Equity Incentive Plan and
Actuate Corporation 2001 Supplemental Stock Plan
to Purchase Common Stock, Par Value $.001 Per Share,
(Title of Class of Securities)

00508B-10-2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Peter I. Cittadini
Chief Executive Officer and President
Actuate Corporation
701 Gateway Boulevard
South San Francisco, California 94080
(650) 837-2000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Shawn E. Lampron, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, California 94025
(650) 321-2400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$22,144,995.00	$2,037.33

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 11,810,664 shares of common stock of Actuate Corporation as of July 31, 2002 will be exchanged pursuant to this offer. The amount of the filing fee is calculated in accordance with the Securities and Exchange Commission Press Release 2002-7 (Fee Rate Advisory #8).

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.

Form or Registration No.:    Not applicable.

Filing party:    Not applicable.

Date filed:    Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated August 1, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  The name of the issuer is Actuate Corporation, a Delaware corporation (the “Company”), and the address of its principal executive offices is 701 Gateway Boulevard, South San Francisco, California 94080. The Company’s phone number is (650) 837-2000. The information set forth in the Offer to Exchange under “Information Concerning Actuate” is incorporated herein by reference.

(b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Actuate Corporation 1998 Equity Incentive Plan (the “1998 Plan”) and the Actuate Corporation 2001 Supplemental Stock Plan (the “2001 Plan” and collectively, the “eligible option plans”) to purchase shares of the Company’s common stock, par value $.001 per share (the “Common Stock”), for new options (the “New Options”) to purchase shares of the Common Stock to be granted under the eligible option plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)  The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)  The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

(e)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Actuate Corporation 1998 Equity Incentive Plan attached hereto as Exhibit (d)(1) and the Form of Option Agreement attached hereto as Exhibit (d)(2) and the Actuate Corporation 2001 Supplemental Stock Plan attached hereto as Exhibit (d)(3) and the Form of Option Agreement attached hereto as Exhibit (d)(4) contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)  Not applicable.

(b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)  Not applicable.

Item 10.    Financial Statements.

(a)  The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Actuate”) and Section 16 (“Additional Information”), on pages F-1 through F-23 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001 is incorporated herein by reference, and in Item 1 of the Company’s Quarterly Report on form 10-Q for its fiscal quarter ended March 31, 2002 is incorporated by reference.

(b)  Not applicable.

Item 11.    Additional Information.

(a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Not applicable.

Item 12.    Exhibits.

(a)  (1)  Offer to Exchange, dated August 1, 2002.

(2)  Form of Letter of Transmittal.

(3)  Form of E-mail communication to Actuate Corporation Employees dated July 25, 2002.

(4)  Actuate Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 and incorporated herein by reference.

(5)  Actuate Corporation’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002 and incorporated herein by reference.

(b)  Not applicable.

(d)  (1)  Actuate Corporation 1998 Equity Incentive Plan. Filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-55741) and incorporated herein by reference.

(2)  Form of Option Agreement Pursuant to the Actuate Corporation 1998 Equity Incentive Plan. Filed as Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(3)  Actuate Corporation 2001 Supplemental Stock Plan. Filed as Exhibit (d)(5) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(4)  Form of Option Agreement Pursuant to the Actuate Corporation 2001 Supplemental Stock Plan. Filed as Exhibit (d)(6) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(g)  Not applicable.

(h)  Not applicable.

Item 13.    Information Required by Schedule 13E-3.

(a)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ACTUATE CORPORATION

/s/ DANIEL A. GAUDREAU
Daniel A. Gaudreau, Senior Vice President, Finance and Administration, and Chief Financial Officer

Date: August 1, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated August 1, 2002.

(2)	Form of Letter of Transmittal.

(3)	Form of E-mail communication to Actuate Corporation Employees dated July 25, 2002.

(4)	Actuate Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 and incorporated herein by reference.

(5)	Actuate Corporation’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Actuate Corporation 1998 Equity Incentive Plan. Filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-55741) and incorporated herein by reference.

(2)
Form of Option Agreement Pursuant to the Actuate Corporation 1998 Equity Incentive Plan. Filed as Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(3)
Actuate Corporation 2001 Supplemental Stock Plan. Filed as Exhibit (d)(5) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(4)
Form of Option Agreement Pursuant to the Actuate Corporation 2001 Supplemental Stock Plan. Filed as Exhibit (d)(6) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.